Thermadyne Holdings Corporation
Suite 300
16052 Swingley Ridge Rd.
St. Louis, MO 63017

636-728-3107
Fax 636-728-3010
E-Mail Steve.Schumm@Thermadyne.com

Steven A. Schumm
Executive Vice President,
Chief Financial Officer &
Chief Administrative Officer
June 12, 2009
Mr. Kevin Vaughn
Accounting Branch Chief
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Thermadyne Holdings Corporation Form 10-K for the year ended December 31, 2008 Filed March 11, 2009 File No. 1-13023
Dear Mr. Vaughn:
The purpose of this letter is to respond to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter (the “Comment Letter”) dated May 18, 2009 from you, to Steven A. Schumm, Executive Vice President and Chief Financial Officer of Thermadyne Holdings Corporation (“Thermadyne”). The staff comments are printed in bold type with our responses set forth below with the numbering of the comments and the headings as used in the Comment Letter. In response to the Staff’s comments, we intend to modify our disclosures in our future Quarterly and Annual Reports on Form’s 10-Q and 10-K in response to the Staff’s comments.
We advise you as follows:
Form 10-K for the Year Ended December 31, 2008
Item 11. Executive Compensation
Factors in Determining Executive Compensations Decisions, page 10.
1.	We note your disclosure that in order to facilitate benchmarking of compensation, your committee relies upon “survey data concerning compensation practices and programs based on an analysis of the Peer Group.” However, we note that you do not identify the companies that comprise the Peer Group. In future filings, please identify the survey data used by your compensation committee; please also include the survey components, component companies, the elements of compensation that are benchmarked and how you determine such benchmarks. To this end, please also disclose what “other current compensation” is reviewed

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in connection with the determination of your CEO’s compensation, as cited on the top of page 13.
We confirm that in future filings we will include a more detailed discussion of the survey data used by our compensation committee similar to the disclosure set forth below. Our discussion will include the survey components, the component companies, the elements of compensation that are benchmarked and how we determine such benchmarks.
Benchmarking; Peer Groups — When making compensation decisions, our committee also looks at the compensation of the chief executive officer and the other named executive officers relative to the compensation paid to similarly situated executives at companies that we consider to be our peers, a process which is referred to as “benchmarking.” Although we do not believe it is appropriate to establish compensation levels solely based on benchmarking, we do believe that information regarding pay practices at other companies is useful in two respects. First, we recognize that our total compensation package must be competitive in the marketplace. Second, this information is one of the main factors that we consider in assessing the reasonableness of compensation.
To assist in the review and comparison of each element of compensation for the named executive officers, the committee was provided with survey data concerning compensation practices and programs. In particular, the committee currently utilizes the services of Towers Perrin, Inc. (“Towers Perrin”) as its external compensation consultant to assist with benchmarking the compensation paid to similarly situated executives at companies, as well as to advise the Company on competitive pay practices for executives and to assist in designing compensation and benefits programs, including long term equity incentive programs. Towers Perrin provided, and the committee reviewed, the following peer group survey data: (i) Towers Perrin Executive Compensation Survey — General Industry; (ii) Mercer Executive Compensation Survey — Manufacturing Industry; and (iii) Watson Wyatt Executive Compensation Survey — Manufacturing Industry. This survey data consists of base compensation, annual cash incentive awards, long term incentive awards and total compensation paid to executive officers who hold positions similar to those of our executive officers, at companies comprising three industry groups referenced above. The committee used this data as the basis for comparing the Company’s compensation for the chief executive officer and the other named executive officers against general market trends in light of the performance of the Company and the manufacturing industry in general. The comparison was done on a position by position basis and took into account the relative responsibilities of each named executive officer. The committee has determined that the value of total compensation for each of the named executive officers should be at approximately the 50th percentile of total compensation for similarly situated executive officers. Although the Company does not believe it is appropriate to establish compensation levels solely based on benchmarking, the Company believes that information regarding pay practices at other companies is useful to confirm that the total compensation packages are reasonable and competitive in the marketplace.
In order to reaffirm the benchmarking data and the analysis provided by Towers Perrin, the committee also reviewed compensation data from a specific peer group (the “Peer Group”). The Peer Group was used to

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benchmark executive compensation levels against companies that have executive positions with responsibilities similar in breadth and scope to ours, and who have global businesses that we believe compete with us for executive talent. The Peer Group consists of companies with the following comparable characteristics: (i) revenue size, (ii) industry, and (iii) market capitalization and net income. The following companies currently comprise the Peer Group: K-Tron International, Inc., Badger Meter Inc., Gorman-Rupp Co., Lydall, Inc., Ampco — Pittsburgh Corp., Kaycon Corporation, Blount International, Inc., ESCO Technologies, Inc., Cascade Corp., Altra Holdings Inc., Franklin Electric Co, Inc., Columbus McKinnon Corp., Ameren International Corp., CIRCOR International Inc., Robbins & Myers Inc., Graco, Inc., Zebra Technologies Corp., Woodward Governor Co., Kaman Corp., Teradyne, Inc., Federal Signal Corp., and Brady Corp. The specific compensation elements that are benchmarked are base compensation, total cash compensation (base compensation plus annual incentive awards) and total compensation (total cash compensation and the value of any long term incentive awards). The committee reviewed compensation data from the peer group to ensure that our total compensation program is competitive. In addition, for purposes of evaluating the chief executive officer’s compensation, the committee also reviewed the compensation elements of a direct competitor, Lincoln Electric Holdings Inc. The committee does not establish compensation levels solely based on the compensation data of the Peer Group, but uses this information to confirm that the total compensation packages are reasonable.
We further confirm that in future filings we will include a more detailed discussion of what compensation is reviewed in connection with the determination of our chief executive officer’s compensation, similar to the disclosure below.
The process for determining the chief executive officer’s base salary is similar to the process for determining the base salaries of the other named executive officers. However, with respect to the chief executive officer only, the board of directors completes a performance questionnaire concerning his performance, which the committee then evaluates in light of the Company’s overall performance and business plan achievements. The committee also reviews information prepared by the Company’s human resources department, which includes market information on base compensation, total cash compensation (base compensation plus annual incentive awards) and total compensation (total cash compensation and the value of the long term incentive awards) of chief executive officers at the Peer Group companies. The committee uses all of the above information to develop and recommend to the board for approval the base salary, annual cash award and long-term incentive award for the chief executive officer.
Annual Cash Incentive Awards, page 13.
2.	We note your disclosure that your annual cash incentive awards are based in part upon “individual performance” and achievement of “other initiatives outlined in (your) annual business plan” that are in addition to the EBITDA and ROIOC targets. Please disclose what “other initiatives” are considered and provide a discussion and analysis of how individual performance contributed to actual bonus compensation for your named executive officers. For example, disclose the elements of individual performance, both quantitative and

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qualitative, and specific contributions by named executive officers that the compensation committee considered in determining actual payouts. See Regulations S-K Item 402(b)(2)(vii).
We confirm that in future filings we will provide, when applicable, and to the extent that it is material to an understanding of how compensation for the named executive officers is determined, additional information similar to the disclosure below regarding the manner in which individual goals and individual performances are considered in setting the compensation of our named executive officers.
Annual Cash Incentive Awards
The committee feels that in 2008 a significant portion of the compensation that an executive is eligible to earn should be tied to performance of the Company and of the individual. As such, annual cash incentive awards have been established by the committee. These annual cash incentive awards, or bonuses, are used as a component of compensation to encourage effective performance relative to the Company’s annual business plan. Bonuses are paid through a Short-Term Incentive Plan that covers all salaried employees, including the named executive officers. The committee allocates these cash awards from an overall bonus pool following the close of the fiscal year based on its review of individual performance and Company performance during that fiscal year. The Short-Term Incentive Plan bonus pool is funded based on the achievement of the Company’s financial goals and on other critical initiatives outlined in the Company’s business plan, as more fully described below. The amount of the bonus pool funding is based on the aggregate of the target bonus amounts of all eligible participants as outlined in the salary grade guidelines.
There are no material differences in the Company’s compensation policies with respect to the individual named executive officers. Each named executive officer, along with all members of our management team have pre-determined annual incentive plan target bonuses. As more fully set forth in their respective employment agreements, each named executive officer is eligible for a target bonus at a specified percentage of such executive’s base salary. The chief executive officer’s target annual incentive is 50% of base salary, though the chief executive officer’s actual annual incentive award may range from 0% to 100% of his base salary. The target annual incentive for each of the other named executive officers is 37.5% of the respective officer’s base salary. However, the actual annual incentive award for each of such named executive officers may range from 0% to 75% of the respective officer’s base salary. These incentive targets are derived by the committee based on the compensation paid to similarly situated executives at other companies (derived from the survey data referenced above); and the committee’s judgment on the job descriptions for each executive; the internal equity of the positions; and their relative performance in meeting expectations set in the business plan.
The overall Company financial performance goals for each year are developed through the Company’s annual financial planning process, whereby the Company assesses the future operating environment and sets expectations for operating results. In 2008, the overall bonus pool funding was based on two factors — (1) 50% of the overall bonus pool was based on achieving financial goals (allocated as follows: 65% based on EBITDA performance and 35% based on ROIOC performance), and (2) 50% of the overall bonus pool

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was based on the Company’s “Scorecard Rating” as recommended by Management for approval by the board of directors, which is determined based on performance against those initiatives set forth in the annual business plan.
The EBITDA and ROIOC target results for 2008 were based on the objectives and goals that were set forth by Management and approved by the board of directors in the annual business plan prior to the start of the fiscal year. The Company’s “Scorecard Rating” is based on the Board’s assessment of the Company’s overall performance with respect to key initiatives established as of the beginning of the year. For example, in 2008, the Company’s initiatives, as further detailed in the Company’s 2008 annual business plan, were as follows:
1.	Improving customer focus, team-based work processes and instilling a performance oriented culture.

2.	Profitable market share growth.

3.	Reducing costs and extracting value from the global structure, including reducing materials spending and simplifying the product range.
The process to then determine the actual bonuses which are paid is as follows:
Management throughout the year periodically reviews the progress that the Company is making toward the EBITDA and ROIOC financial targets, as well as the other business initiative goals. There are performance reviews at mid-year that are shared with the committee and then with all eligible employees including named executive officers. At the end of the year, the Company then finalizes the EBITDA and ROIOC calculations and the committee determines the portion of the bonus pool that will be funded based on reaching these two financial targets. In addition, at the end of the year, Management assigns a preliminary Scorecard Rating ranging from “1” (“Far Exceeds Expectations”) to “5” (“Unacceptable”) for the Company as a whole. This score is then adjusted or approved by the committee based on the committee’s view of the progress that was made by the Company in reaching the initiatives set forth in the annual business plan. For example, for this calculation, the committee assumes that if the Company score is a “3” (“As Expected”), then at year end the bonus pool would be funded at 100% of the target. At the end of the fiscal year, the committee gives a final score to the Company as a whole, and an individual score to each named executive officer based on the factors discussed in the paragraph below.
The individual performance score for a named executive officer is based on the named executive officer’s success in achieving certain performance targets that were established for the year in the Company’s business plan. The Company’s business plan, including the priorities and performance objectives are reviewed and generally approved by the board prior to the start of the year. The specific individual performance targets for the named executive officers are established at the beginning of each year by the chief executive officer based upon the Company’s business plan, with input from the individual named executive officers. At the end of the year, the performance of each named executive officer is evaluated by

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the chief executive officer and reviewed with the committee. A performance score is then approved for each individual by the committee.
For 2008, the committee established the chief executive officer’s individual performance objectives which were based on the Company’s financial and strategic goals outlined in the Company’s business plan. These pre-established objectives included: achieving the Company’s financial performance goals; profitably expanding market share; improving customer focus; creating a team-based work environment and instilling a performance oriented culture; and reducing costs and extracting value from the global structure, including reducing spending on materials and simplifying the product range. Similarly, the chief executive officer established performance criteria for the other named executive officers based on the Company’s financial and strategic goals. Such performance criteria was then reviewed and approved by the board as part of the annual business plan. The specific business goals for the named executive officers included in the business plan approved by the board for 2008 were as follows:
The business goals for Mr. Boisvert focused on innovations in the area of plasma based welding products, improving the quality of certain product lines and implementing culture change and improving teamwork within the Company.
The business goals for Mr. Quinn focused on exceeding customer expectations and achieving specific full-year sales and market share growth, particularly in international markets.
The business goals for Mr. Downes focused on completing the divestiture of certain assets and managing the Company’s inventory reduction efforts. Although not a pre-established goal, the committee also considered how well Mr. Downes managed the Company’s supply chain processes.
The business goals for Mr. Schumm focused on achieving reduction in SG&A costs, improving the management of SOX activities, enhancing the Company’s financial analysis and investor relations activities.
The business goals for Mr. Moody focused on improving quality of products, improving TCP cost reduction, managing capital expenditures and improving global procurement processes.
While individual bonus amounts are substantially established by performance measured against these pre-established business initiative goals, the committee does not limit its performance assessment to a rigid or strictly formulaic calculation. That is, neither the annual cash incentive nor the long term incentive plan is operated in a manner such that if certain goals are attained, whether they are specific to the Company, a particular business unit or function, or the individual, are attained, the executive will automatically receive a specified level of compensation, though the committee does evaluate pre-established goals in determining annual cash incentives and long term incentive compensation. As such, the committee retains discretion to adjust the amount of individual awards, and it may do so under circumstances such as, but not limited to, the completion of projects that add significant value to the Company, tenure of a named executive officer in

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his particular role, adjustments for partial years of employment or other subjective determinations by the committee of an individual’s performance.
The named executive officer is then awarded a percentage bonus in correlation to the Company’s and the executive’s individual performance score.
For 2008, the Company did not achieve any of the financial targets for EBITDA and ROIOC, but the committee determined that the Company exceeded expectations with respect to the business initiatives discussed above and detailed in the business plan. As such, the committee assigned the Company a score of 2.5 on a scale of 1 to 5.
3.	We note that you have not provided a quantitative discussion of the EBITDA and ROIOC financial targets to be achieved in order for your named executive officers to earn their respective annual cash incentive awards, as disclosed on page 14. Please discuss the specific performance objectives established for the current year and disclose how your incentive awards are specifically structured around such performance goals. Refer to Item 402(b)(2)(v) and Instruction 2 Item 402(b) of Regulation S-K. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K. Please provide a detailed explanation supporting your conclusion. If it is appropriate to omit specific target or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b). Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/ corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
We confirm that in future filings we will include a more detailed quantitative discussion of the EBITDA and ROIOC financial targets required to be achieved in order for our named executive officers to earn their respective annual cash incentive awards.
As noted in the response to Comment 2 above, the overall bonus pool and the parameters used to adjust the precise size of the bonus pool are established at the beginning of each fiscal year. Such parameters are reviewed and approved by the committee. In 2008, the overall bonus pool funding was based on two factors — (1) 50% of the overall bonus pool is based on achieving financial goals (allocated as follows: 65% based on EBITDA performance and 35% based on ROIOC performance), and (2) 50% of the overall bonus pool is based on the Company’s Scorecard Rating, determined by the board of directors. The committee uses EBITDA and ROIOC as objectives upon which annual incentive awards are based because the committee feels these financial measures are most indicative of Company operating performance.

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The funding of the bonus pool is contingent on achieving both minimum EBITDA and ROIOC thresholds and is also subject to a maximum funding level. The Company’s EBITDA goal in 2008 was $80 million, with funding of the bonus pool starting at $66 million and increasing as EBITDA increases to $80 million or more. The Company’s ROIOC goal in 2008 was 34%, with funding of the bonus pool starting at 21% ROIOC and increasing as ROIOC increases to 34% or more. The funding of the bonus pool for intermediate results (e.g. EBITDA more than $66 million and less than $80 million and ROIOC more than 21% but less than 34%) is determined based on a schedule reviewed and approved by the committee.
For 2008, the Company did not achieve the minimum financial targets for EBITDA and ROIOC; as a result, there was no funding for the portion of the bonus pool that is contingent on achieving minimum EBITDA and ROIOC thresholds.
In 2009, the overall bonus pool funding continues to be based on two factors — (1) 50% of the overall bonus pool is based on achieving financial goals (allocated as follows: 65% based on EBITDA performance and 35% based on ROIOC performance), and (2) 50% of the overall bonus pool is based on the Company’s Scorecard Rating determined by the board of directors. As noted, the Company’s Scorecard Rating is based on the committee’s assessment of the Company’s overall performance with respect to key initiatives that are established as of the beginning of the year. In 2009, the Company’s initiatives are as follows:
a.	Achieving certain 2009 cost savings targets;

b.	Maximizing free cash flow; and

c.	Advancing the Company culture of exceeding customer expectations through effective teamwork.
In view of the global economic slowdown, the Company’s financial targets and minimums for EBITDA and ROIOC percentages for 2009 are less than 2008 actual results. When such disclosure is next required, the Company intends to provide EBITDA and ROIOC goals for 2009 per the Staff’s request.
Long-Term Incentive Awards, page 14
4.	It appears from your disclosure on page 15 that long-term incentive awards are granted in a manner that is largely subjective. For example, we note that your CEO “determine(s) and recommend(s)” named executive officer awards to your compensation committee, which then may adjust the recommended amount “based primarily on the committee’s assessment of individual performance based on its discretion and not tied to specific targets or criteria.” In future filings please include a more focused discussion that provides substantive analysis and insight into how the compensation committee made actual long-term incentive payout determinations in the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Regulations S-K Item 402. In your response and in future filings, please also clarify the reasons for differences in the relative size of the awards among your named officers.

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In future filings we will include a more focused discussion that provides substantive analysis and insight into how the committee made actual long-term incentive payout determinations in the fiscal year for which compensation is being reported, similar to the discussion below.
During 2008, the committee used survey data provided by Towers Perrin, and practices from the Peer Group to determine the type and the levels of long-term incentive awards for 2008. The committee continues to believe that providing a mix of restricted stock, stock options and cash as part of its long-term incentive program is consistent with current long-term incentive programs in the marketplace.
The committee has determined that the value of total compensation for each of the named executive officers should be at approximately the 50th percentile of total compensation for similarly situated executive officers in the Company’s survey group. In determining the value of long-term incentive awards, the committee considers the amount of total cash compensation (base compensation plus annual incentive awards) for each named executive officer and makes long-term incentive awards in an effort to achieve the desired total compensation benchmark. The committee reserves the discretion to lower or raise long-term incentive awards based on the committee’s assessment of factors such as longevity of service with the Company, scope of responsibility and individual performance as measured in connection with the Company’s annual incentive award program.
The committee awarded long-term incentive awards based on 2008 performance as follows: 5% of the total grant value in the form of stock options, 65% in restricted stock and 30% in cash based on the process discussed above.
The differences in the relative size of the awards among our named executive officers results from the committee’s overall evaluation of executive’s performance relative to the goals for the year as well as completion of other projects arising during the year that add significant value to the Company.
Director Compensation, page 18
5.	We note your reference to fees paid to Angelo, Gordon & Co., L.P. as consideration for director services rendered by Bradley G. Pattelli. In future filings, please provide disclosure in the director compensation table concerning these fees where the purpose of the transaction(s) with the third party is to furnish compensation to a named executive officer or director. Refer to item 402(a)(2) of Regulation S-K.
As disclosed, each of the Company’s directors (other than Messrs. Melnuk and Pattelli) received $75,000 in base fees for his or her service on the board of directors in 2008. Pursuant to an arrangement between Mr. Pattelli and his employer, Angelo, Gordon & Co., L.P. (“Angelo Gordon”), the $75,000 which would have been payable to Mr. Pattelli for his services as a director in 2008 were distributed to his employer, Angelo Gordon.

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Item 402(a)(2) of Regulation S-K requires the disclosure of compensation paid pursuant to transactions between a registrant and a third party where a purpose of the transaction is to furnish compensation to a director. We do not believe the arrangement between the Company and Angelo Gordon meets this requirement, because the purpose of the arrangement is not to provide compensation to Mr. Pattelli. The $75,000 distributed to Angelo Gordon was not in turn paid to Mr. Pattelli; he receives no compensation as a result of this arrangement or in lieu of the $75,000 in director fees.
Based on the foregoing, it is our belief that no revisions are required to the director compensation table concerning these fees.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Restructuring and Other Charges, page 26
6.	We note that you commenced a restructuring plan that reduced the salaried workforce 13% and that you expect this to save $7.5 million in annual compensation and benefit costs. As appropriate, please revise future filings to discuss whether you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues. In future periods, if actual savings anticipated by the restructuring plan are not achieved as expected or are achieved in periods other than as expected, discuss that outcome, its reasons and the possible effects on future operating results and liquidity. Refer to SAB Topic 5P:4.
At this time, the Company believes that the cost savings will be achieved and it will not be offset by increases in other expenses or reduced revenues.
In future filings, if actual savings anticipated by the restructuring plan are not achieved as expected or are achieved in periods other than as expected, we will discuss that outcome, its reasons and the possible effects on future operating results and liquidity.
Item 13. Certain Relationships and Related Transactions, page 37.
7.	Tell us where you have provided the information required by Item 404(a) of Regulation S-K with respect to the indebtedness owed to the affiliates of Angelo, Gordon under the second-lien facility.
As further stated below, we believe we have complied with the requirements of Item 404(a).
The Company has an ongoing business relationship with Angelo Gordon, which is a related person within the meaning of Item 404(a) of Regulation S-K. For the year ended December 31, 2008, no transaction was entered into or proposed between the Company and Angelo Gordon.

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Item 1A of the Company’s Form 10-K for the year ended December 31, 2008 discloses that as of December 31, 2008, Angelo Gordon beneficially owned 33.3% of our common stock, which it holds for the account of certain of its investment advisory clients. Other investment advisory clients of Angelo Gordon are the sole lenders under our Second Lien Facility.
Further, in the 2009 Proxy Statement, the Section entitled “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,” which is incorporated by reference in the Form 10-K, provides that four affiliates of Angelo Gordon are lenders under our Second Lien Facility. To clarify, these affiliates are investment advisory clients of Angelo Gordon.
Because Angelo Gordon itself is not a lender under our Second Lien Facility and such lenders are clients of Angelo Gordon only and are not otherwise affiliated with the Company, we believe no specific disclosure is required under Item 404(a) of Regulation S-K.
8.	We note your disclosure that the Audit Committee is responsible for the approval of related person transactions. In future filings, please expand your disclosure to more closely conform the requirements of Regulation S-K Item 404(b). For example, include a discussion of the types of transactions that are covered by such policies and procedures, the standards to be applied pursuant to such policies and procedures and how such policies and procedures are evidenced. In your disclosure, please be sure to indicate those parameters by which your Audit Committee conducts the review of your related person transactions. See Regulation S-K Item 404(b)(1).
In future filings, we will include a more focused discussion similar to the discussion below regarding the Audit Committee’s review and approval of related person transactions.
The Audit Committee reviews, discusses and approves any transactions or courses of dealing with related persons that are significant in size or involve terms or other aspects that differ from those that would likely be negotiated with independent parties. In fulfilling its responsibility to review related person transactions, the Audit Committee generally evaluates transactions to which the Company is a participant; for which the amount involved in any calendar year is expected to exceed $120,000; and in which a related person is expected to have a direct or indirect material interest.
The Audit Committee considers all factors that are relevant to the transaction, including, without limitation, the following factors:
•	The size of the transaction and the amount payable to a related person;

•	The nature of the interest of the related person in the transaction;

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•	Whether and to what extent the transaction may involve a conflict of interest, including the benefits to the Company and the related person; and

•	Whether the transaction involves the provision of goods, services or benefits to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.
Note 2. Significant Accounting Policies, page 44.
Intangibles, page 44
9.	We note your disclosure here regarding your annual goodwill impairment testing. Please revise your disclosure here or in the Critical Accounting Policies section of Management’s Discussion and Analysis in future filings to clearly disclose the number of reporting units you have determined for purposes of your goodwill impairment testing.
The Company notes the Staff’s comment in this regard, and confirms that in future filings it will expand its wording, which currently provides that “The impairment analysis is completed on a consolidated enterprise level” to disclose that the Company has “one reporting unit” for purposes of goodwill impairment testing.
10.	Further to the above, please revise future filings to clarify your accounting policy for the goodwill impairment testing to explain how you performed the two-step impairment testing as set forth in SFAS 142. Clearly disclose the results of step 1 of the impairment test for 2008.
The Company confirms that in future filings, we will revise the related disclosures to explain the two-step impairment testing performed and provide the results of the test.
11.	Tell us and revise your disclosures here or in the Critical Accounting Policies section of Management’s Discussion and Analysis in future filings to clearly disclose any changes in the methodologies you use to perform your impairment testing. In this regard, we note your disclosure in Note 7 that you “concluded that market value and market capitalization should not be the primary references at December 2008 for the purpose of the impairment test.” It is not clear whether this represents a change in methodology from prior years.
As indicated in Note 2, Significant Accounting Policies, the Company tests for impairment annually or more frequently if events occur or circumstances change. The Company considers three indicators of fair value in its methodology to estimate fair value: (a) comparable market value of Guideline Companies, (b) market capitalization, and (c) the present value of expected future cash flows (the “three factors”) for the purpose of performing the impairment test. The Company performed annual impairment testing as of

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October 1, consistent with past practices and concluded there was no impairment. With the disruption of the global financial markets and with the increasing likelihood of a severe recession emerging during the fourth quarter of 2008, the Company also performed Step 1 as of December 31, 2008.
In Step 1 of our impairment testing, we consider the trading price of our stock; the trading multiples of Guideline Companies; and updated forecasts of the present value of our expected future cash flows to estimate fair value. As of October 1, 2008, there was no impairment using the average of these factors, equally weighted, nor was there an impairment if we had used any one of these valuation references separately. We also performed the analysis at December 31, 2008. Using the same averaging convention and with our discounted cash flows updated as described herein, we also concluded that as of December 31, 2008 there was no impairment. In doing so as of December 2008, the methodology did not change from prior years.
In the fourth quarter, significant disruption occurred in the trading patterns of the Company’s stock as a result of the general panic in the overall market. Two large holders of Thermadyne stock were severely impacted by the declines in the general markets, causing them to liquidate virtually all of their holdings in the Company. These two stock owners held approximately 21% of the Company, which represented 30% of the actively traded stock. The stock price of Thermadyne, as traded on NASDAQ, declined from $16.48 per share as of October 1, 2008 to $6.87 per share at December 31, 2008, a decline of approximately 60%. During this fourth quarter period, the Russell 2000 declined 26% and the stock prices of our competitors utilized in our “Guideline Company method” declined 17%. Our stock continued to decline in the first quarter of 2009 to a closing price of $1.71 on March 11, 2009. Thus, our stock declined 90% from the October 1, 2008 closing price to the $1.71 closing price on March 11, 2009. By contrast, the Russell 2000 declined 45% over this period. The competitor companies in our “Guideline Company method” declined 53% over this period.
As the Company’s stock price continued to decline after December 31, 2008, Management considered this development in its assessment and added the wording in Note 7 in an attempt to highlight that consistent with the guidance in SFAS 142, as subsequently amended by SFAS 157 paragraphs 19 and 20, the relative weighting of the three factors may shift to more heavily weight discounted cash flows over market value and market capitalization in future periods.
As of March 31, 2009, Management judged stock values to be a less reliable indicator of values in view of the ongoing disruptions in the Company’s stock. Management determined it was appropriate to adjust the weighting to more heavily weight the present value of expected cash flows to estimate fair value as of March 31, 2009. The approach utilized in estimating the present value of cash flows took into consideration current economic factors and was otherwise consistent with prior impairment testing including that performed as of October 1, 2008 and December 31, 2008.
We confirm that in future filings we will more clearly disclose the methodology and that we will disclose any change in methodology.

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12.	We note your disclosure on page 67 regarding a “substantial and unexpected decline in business conditions” that occurred during the fourth quarter. Tell us and revise your discussion within Critical Accounting Policies in future filings to explain how your discounted cash flow analysis considered these declines.
In our Step 1 impairment testing, we base our discounted cash flow estimates on the five year forecasts developed in concert with our annual Business Plan. For the December 31, 2008 Step 1 impairment testing, we reassessed the assumptions in our forecasts to reflect a recessionary environment and accordingly revised our judgments and estimates about future sales volumes, product sales prices, commodity costs in a recessionary environment and the implications of fluctuations in foreign currency for certain of commodities we acquire, and the estimates of changes in labor and overhead costs. We performed a series of sensitivity analyses in which we assumed recessionary periods of one, two and three years and various “recovery trajectories” for sales volumes, price and inflation cost trends. In developing these various assumptions for this sensitivity testing, we utilized the findings of a recently conducted study of the impacts on prices, volumes and the duration of the recessionary period for the steel industry during the five major recessions which have occurred since 1958. We also increased our assumed cost of capital in the revised five year forecasts based on conditions emerging in the financial markets late in 2008. In a scenario which we consider unlikely, we modeled an assumed recession of three years in duration and with sustained sales declines relative to the 2008 sales levels of as much as 30%-35%. This scenario did not result in an impairment. The 30%-35% decline in sales levels is consistent with actual experience in Q1 2009 as compared to Q1 2008. The assumed scenario over a three year period exceeded the severity of the impacts on the steel industry of any recession dating back to 1958. The demand for the Company’s products has historically had a direct correlation with the performance of the steel industry.
We confirm that in future filings we will provide more insights regarding how significant changes in business conditions are considered in our cash flow analysis and the impact thereon in our Step 1 assessment testing.
13.	You state here that “significant judgments and estimates about future conditions are used to estimate future cash flows.” Tell us and revise the discussion within Critical Accounting Policies in future filings to clearly disclose the significant judgments and estimates that Management uses. Discuss how these estimates bear the risk of change and quantify how a change in the significant estimates could impact your impairment analysis.
Our judgments and estimates about current and future conditions include estimates of future sales volumes, sales prices, changes in labor and overhead costs, fluctuations in foreign currency, changes in commodity costs and the weighted cost of capital.
Management revised its previous cash flow forecasts so as to consider the implications of significantly reduced sales volumes over various durations of an assumed recessionary period. Our judgment in

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Mr. Kevin Vaughn
developing these estimates was influenced by the findings of a recent study of the impacts on the steel industry of previous recessionary periods. We modeled scenarios with sales declines of 30% - 35% for periods of one, two, and three years. We also increased the weighted cost of capital assumptions based on recent increases in financing costs based on the changed market conditions. Our estimated discounted cash flows exceeded the carrying value in each of these scenarios and thus no impairment would exist.
In summary, we concluded that if the recessionary period extends beyond three years and if our sales volumes over that three year period are 35% less than the 2008 levels, then the discounted cash flow estimates suggest that an impairment would exist. We believe this scenario is highly unlikely and would be inconsistent with the economic impacts on the steel industry identified in the study of prior recessions. The authors of this study of steel industry performance predicted a recovery late in 2009 or early 2010, based on their review of history and their assessment of the current conditions. So, it would appear that our ‘three years down” scenarios are substantially more conservative than is warranted by the current information. At this point it is reasonable to assume that these outer limits of our modeling are too negative based not only on the findings of the prior study but also the potential implications of the unprecedented response by governments around the world to initiate stimulus programs in an efforts to speed the recovery.
We confirm that in future filings we will revise the discussion within Critical Accounting Policies to disclose the significant judgments and estimates that Management uses and how changes therein impact our impairment assessment.
14.	We note your disclosure here that the impairment analysis for goodwill is completed on a consolidated enterprise level. Separately, you state on page 45 that you recorded impairments as of December 31, 2007 and 2006 to the carrying value of goodwill allocated to the Company’s discontinued operations. Please tell us how you have applied the guidance in paragraph 12 of SFAS 144 in allocating goodwill to the discontinued operations. Please also quantify the amount of goodwill impairments included in discontinued operations for each year presented.
We advise the Staff that the term “impairment” used in the footnote on Significant Accounting Policies may have been more appropriately described as loss on disposal. These were dispositions of part of our reporting unit to which we allocated goodwill as described below. We will rephrase this in future filings. The amounts of goodwill to which this reference is made, were calculated as per SFAS142, Goodwill and Other Intangible Assets, paragraph 39, which states:
“Disposal of All or a Portion of a Reporting Unit...When a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal. The amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained....”

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Mr. Kevin Vaughn
In 2006, the Company committed to plans to sell its operations in South Africa and Brazil. In 2007, the Company committed to a plan to dispose of its cutting table business, C&G Systems, located in the United States. Each of these operations was determined to be a business consistent with the use of the term in Paragraph 39 above. Accordingly, a portion of the Company’s goodwill was allocated to the carrying amount of the disposal groups in determining the loss on disposal.
The amount of goodwill associated with the divested operations was assigned to divested operations to determine the associated losses. The amount of goodwill that was allocated in 2007 and 2006 was $2,396,000 and $17,486,000 respectively.
Product Warranty Programs, page 45
15.	Please revise this note in future filings to disclose all of the information required by paragraph 15(b) of FIN 45. We note that you have provided the full disclosure in your Forms 10-Q, however, we note your disclosure here only includes the ending balance and the total charged to expense in the period.
The disclosure in the Company’s Form 10-K will be revised in future filings to be consistent with the presentation as required by paragraph 15(b) of FIN 45.
Revenue Recognition, page 45
16.	We note that you have certain consignment arrangements and that you recognize revenue from these transactions when products are used by the customer. Revise future filings to separately report the amount of consigned inventory. Refer to Question 2 of SAB Topic 13.A.2.
The amount of consigned inventory at December 31, 2008 was less than $500,000. We view this as immaterial. Assuming consigned inventories remain at these levels, we will delete this wording in the Revenue Recognition section of future filings so as to avoid the inference that consigned inventories are significant.
17.	We note that you sponsor a number of incentive programs including rebate programs and sales and market share growth incentive programs. Please revise future filings to describe the terms of any material programs you offer. In addition, revise future filings to disclose how you determine the amounts to record relating to these incentive programs.
We confirm that for future filings, we will include additional information in Significant Accounting Policies (Footnote 2 in Form 10-K for December 31, 2008), related to incentive programs and sales and market share growth incentive programs similar to the following:

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Mr. Kevin Vaughn
The Company sponsors a number of annual incentive programs to augment distributor sales efforts including certain rebate programs and sales and market share growth incentive programs. Rebate programs established by the Company are communicated to distributors at the beginning of the year. Rebates are earned by qualifying distributors based on increases in purchases of identified product categories and based on relative market share of the Company’s products in the distributor’s service area. Rebates are paid periodically during the year. The costs associated with these sales programs are recorded as a reduction in revenue.
Note 8. Debt and Capital Lease Obligations, page 52
18.	We note your disclosure that you were in compliance with your financial covenants relating to your credit agreement as of December 31, 2008. Please revise future filings to disclose the most restrictive covenants under each of your outstanding credit agreements.
We confirm that we will revise future filings to disclose the most restrictive covenants under each of our outstanding credit agreements. We anticipate the future disclosure will be similar the following changes to Note 8 as of December 31, 2008:
...Failure to comply with our financial covenants in future periods would result in defaults under our credit agreements unless covenants are further amended or waived. The most restrictive covenant is the “fixed charge coverage” covenant under our Working Capital Facility which requires EBITDA, as defined, to be at least 1.10 of Fixed Charges, as defined. In summary, this is computed by us and reported to the lender quarterly based on the trailing four quarters. Fixed Charges consist primarily of interest, income taxes currently payable, unfinanced capital expenditures and principal amortization.
Note 18. Segment Information, page 67
19.	We note your disclosure that your operations are comprised of several product lines. We also note your disclosure on page 5 that you have organized your business into five major product categories. Please revise this note in future filings to provide the disclosures required by paragraph 37 of SFAS 131.
We confirm that consistent with paragraph 37 of SFAS 131, revenues by major product categories will be included in future filings.
20.	We note your disclosure of revenues by geographic segment. If revenues from customers attributed to any individual country are material, please revise future filings to disclose those revenues separately.
The Company has reported revenues by major geographic region (Americas, Europe/Middle East and Asia-Pacific) in the past. SFAS 131, paragraph 38 states “if revenues from external customers attributed to an

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Mr. Kevin Vaughn
individual foreign country are material, those revenues shall be disclosed separately. Furthermore, an enterprise may wish to provide subtotals of geographic information about groups of countries.” The paragraph does not define material; therefore, the Company interprets material to be sales in any foreign country in excess of 10% of total Company sales. Based on this level of materiality, we confirm revenues by major country will be included in future filings consistent with paragraph 38 of SFAS 131.
* * * * * * * * * * *
In addition, the Comment Letter sought certain declarations from Thermadyne. As such, we hereby declare and note the following:
•	Thermadyne is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Thermadyne may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (636) 728-3107 or David Braswell, of Armstrong Teasdale LLP, outside counsel to Thermadyne, by telephone at (314) 552-6631.
Sincerely yours,

Steven A. Schumm
Executive Vice President, Chief Financial Officer, and Chief Administrative Officer

cc.	Paul Melnuk, Chairman & CEO Cary A. Levitt, Esquire, Vice President, General Counsel David Braswell, Esquire, Armstrong Teasdale Rick Andrews, Partner- KPMG